Exhibit 99.1

Bogotá D.C., June 25, 2020 - Avianca Holdings S.A. (the “Company” or “Avianca”), informs that due to the current uncertainty regarding short-term revenue generation and when domestic operations will fully resume, coupled with the projected reduction in the Company’s operations once government imposed travel restrictions in the region are lifted, Avianca announced to its employees new options regarding continuance of their employment contracts, which currently include unpaid leaves of absence (for a 6 or 12 month period) and a voluntary early retirement plan for employees subject to fixed-term contracts. Additionally, the Company announced that due to the significant financial impact caused by COVID, it will not be able to renew fixed-term contracts.

The adopted measures reflect that Avianca’s post-COVID operations will be significantly reduced once flights resume , thus requiring a reduction in personnel to operate the airline.

Since the inception of the pandemic, the Company has tried to provide reduced compensation to all its employees, regardless of whether they have been active, it has protected people with special medical needs and, during the three months during which its operations have been suspended, it has adopted a variety of alternatives, such as the reduction of salaries by mutual agreement, reduction of hours, unpaid voluntary leaves of absence, and the recent filing for Chapter 11 protection.

Renato Covelo, Chief People and Legal Officer of Avianca, noted that “despite our original intention to maintain all of our workforce , the profound effects that the crisis has had on the company, forced us to take these measures despite the considerable efforts we have made over the past three months. The uncertainty in terms of demand recovery and the impossibility of resuming operations in the short term lead us to adjust the size of the company in line with the projected size of our post-COVID operations. We will continue working to ensure the company’s continuity in the market and adapt to the gradual recovery of demand ”.

About Avianca Holdings S.A.

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned $ 4.6 million in 2019 and carried 30.5 million passengers.

For further information:

Investor Contact

Investor Relations

ir@avianca.com

(571) (5877700)

Media Contacts

Avianca in Colombia and South America:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Avianca in USA, Central America and Europe:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (917) 282 8908

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com